Banco Itaú Holding Financeira S.A.
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

 Authorized Capital: up to 4,000,000,000 shares
Subscribed and Paid-in Capital: R$ 17,000,000,000.00 – 3,023,408,492 shares

MEETING OF THE BOARD OF DIRECTORS OF
NOVEMBER 12, 2008

On November 12, 2008, at 10:30 a.m., the Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. met at the company’s registered offices, with the legal quorum present and chaired by Dr. Carlos da Camara Pestana, members of the Fiscal Council also being present, pursuant to paragraph 3 of Article 163 of Law 6,404/76, with the purpose of examining the proposals for convening General Stockholders Meetings to be held on November 28, 2008 at 4:00 p.m. and at 5:00 p.m. as follows:

“PROPOSAL OF THE BOARD OF DIRECTORS TO BE
 SUBMITTED TO THE GENERAL MEETING OF NOVEMBER 28, 2008 AT 4:00 P.M.

Stockholders,

The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A., in continuation of the process of corporate reorganization widely announced to the Market on November 3, 2008, with respect to the ITAÚ and UNIBANCO Association, and whereas:

•
in a meeting held on November 21, 2002, the incorporation of all the shares of the capital of Banco Itaú S.A. was approved, to convert it into a wholly owned subsidiary of this Banco Itaú Holding Financeira S.A., that has now assumed the companies and the various segments of financial businesses of the Itaú Conglomerate under its control;

•
in a Meeting to be held on November 28, 2008, Banco Itaú S.A. shall issue 1,141,988,071 book entry shares, being 527,750,941 common and 614,237,130 preferred shares to be attributed to the stockholders of Itaúsa Export S.A., E. Johnston Participação e Representações S.A., Unibanco Holdings S.A. and Unibanco – União de Bancos Brasileiros S.A., in view of the ITAÚ and UNIBANCO Association process, which unifies the financial operations to form the largest private sector financial conglomerate in the Southern Hemisphere, the market capitalization of the new conglomerate endowing it with a capacity to compete on the international stage with the major world banks; and

•
the interest in which the shareholders of Unibanco Holdings S.A. and of Unibanco – União de Bancos Brasileiros S.A., which are publicly listed companies with shares trading on the São Paulo and New York stock exchanges, shall become, at the end of the corporate restructuring process, shareholders of Banco Itaú Holding Financeira S.A., which is also a publicly listed company with shares traded on the same markets, as well as the interest in which Banco Itaú Holding Financeira S.A. is the only financial institution of the conglomerate, the shares of which, negotiated on the stock exchange;

Meeting of the Board of Directors of November 12, 2008	Page 2
BANCO ITAÚ HOLDING FINANCEIRA S.A.

believes it opportune to submit for the examination of the General Meeting the following matters:
I – CANCELATION OF SHARES HELD AS TREASURY STOCK
To cancel 10,000,000 (ten million) preferred book entry shares, issued by the company itself and currently held as treasury stock, acquired by the company through buy-back programs authorized by the Board of Directors pursuant to CVM Instruction numbers 10/80, 268/97 and 390/03, with no reduction in the value of the capital stock, through the absorption of R$ 259,635,200.00 booked to the Capital Reserve (“Reserve for Premium on Subscription of Shares”).
In view of this cancellation, the subscribed capital stock of R$ 17,000,000,000.00 shall from henceforth be represented by 3,013,408,492 book entry shares with no par value, being 1,553,418,582 common and 1,459,989,910 preferred shares.

II – INCREASE IN AUTHORIZED CAPITAL
To increase the limit of the authorized capital stock up to 6,000,000,000 shares being 3,000,000,000 common and 3,000,000,000 preferred shares in order to permit the issue of shares, which shall be proposed in the following item.

III – INCORPORATION OF  SHARES OF AN EXISTING COMPANY
To incorporate the said 1,141,988,071 book entry shares, with no par value, being 527,750,941 common and 614,237,130 preferred shares, the issue of BANCO ITAÚ S.A., thus reinstating it  as  a wholly owned subsidiary pursuant to Article 252 of Law 6.404/76, through: a) approval of the Protocol and Justification for Incorporation of Shares signed on this day (attached), containing the terms and conditions of the operation including the share swap ratio; b) ratification of the appointment of the specialized companies Trevisan Auditores e Consultores Ltda. and PricewaterhouseCoopers Auditores Independentes, the said specialized companies having accepted the function and anticipated the preparation of the reports on which the incorporation of shares shall be based. These companies so appointed have no conflict or communion of interests, current or potential, with the controlling stockholders of the company, or with respect to minority stockholders of the same, or relative to any other company involved or in relation to the operation itself. c) approval of the said reports that are at the disposal of the Stockholders and shall be attached to the meeting’s minutes, these reports becoming an integral part of the proposal.

IV – ALTERATIONS IN THE BYLAWS
In view of the preceding items, to alter the caption sentence and item 3.1 of Article 3 of the corporate bylaws, which shall from henceforth read as follows:

‘Article 3 - CAPITAL AND SHARES – The subscribed and paid-in capital stock is R$ 29,000,000,000.00 (twenty-nine billion Reals), represented by 4,155,396,563 (four billion, one hundred and fifty-five million, three hundred and ninety-six thousand, five hundred and sixty-three) book entry shares, with no par value, being 2,081,169,523 (two billion, eighty-one million, one hundred and sixty-nine thousand, five hundred and twenty-three) common and 2,074,227,040 (two billion, seventy-four million, two hundred and twenty-seven thousand and forty) preferred shares, the latter having no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus assuring such shares the right to a price equal to 80% (eighty per cent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares.”

Meeting of the Board of Directors of November 12, 2008	Page 3
BANCO ITAÚ HOLDING FINANCEIRA S.A.

3.1.
Authorized Capital – The company is authorized to increase the capital stock by decision of the Board of Directors, independently of any change in the bylaws, up to a limit of 6,000,000,000 (six billion) shares, being 3,000,000,000 (three billion) common and 3,000,000,000 (three billion) preferred shares. Share issues through the Stock Exchanges, public subscription and exchange of shares via a public offering for acquisition of control may be effected irrespective of the preemptive rights of the preexisting stockholders (Article 172 of Law 6.404/76).’

Finally, it is proposed to publish the minutes of the Meeting, omitting the names of the stockholders present, as permitted in paragraph 2 of Article 130 of Law 6.404/76.

This is the proposal which we submit to the examination of the Stockholders. São Paulo, .....”

“PROPOSAL OF THE BOARD OF DIRECTORS TO BE SUBMITTED TO THE
GENERAL MEETING OF NOVEMBER 28, 2008 AT 5:00 P.M.

Stockholders,

The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. believes it opportune to submit to the examination and resolution of the General Meeting the following proposals within the scope of the corporate reorganization process arising from the ITAÚ and UNIBANCO Association:

I – CORPORATE DENOMINATION

To alter the corporate denomination from Banco Itaú Holding Financeira S.A. to Itaú Unibanco Banco Múltiplo S.A., Article 1 of the corporate bylaws being reworded as follows:

‘Article 1 - DENOMINATION, TERM AND HEAD OFFICE- The publicly listed joint stock company governed by these bylaws and denominated Itaú Unibanco Banco Múltiplo S.A., incorporated for an indeterminate period and with head office and address for legal purposes in the city of São Paulo and state of São Paulo.’

II – BOARD OF DIRECTORS
To alter the composition of the Board of Directors, which shall now have an even number of members, respecting the minimum number of 10 (ten) and the maximum of 14 (fourteen) members, Article 5 (5.1) of the corporate bylaws shall now read:

‘5.1.
The Board of Directors shall have an even number of members, respecting the minimum of 10 (ten) and the maximum of 14 (fourteen) members. Within these limitations, it is the responsibility of the General Meeting which elects the Board of  Directors to initially establish the number of Directors who will comprise this body for each term of office.’

III – AUDIT COMMITTEE
To improve the provisions relative to the basic conditions for the composition and election of members to the Audit Committee, Article 7 (7.1 and 7.1.1) of the corporate bylaws shall be worded as follows:

Meeting of the Board of Directors of November 12, 2008	Page 4
BANCO ITAÚ HOLDING FINANCEIRA S.A.

‘7.1.
The Audit Committee shall comprise from 3 (three) to 7 (seven) members, elected annually by the Board of Directors from among the members of the Board itself and professionals of proven knowledge of the accounting and auditing areas, conditional on: (i) the chair being held by one of the members of the Board of Directors; (ii) at least one of the members of this Committee, being designated the Financial Specialist, shall have proven knowledge of the accounting and auditing areas.

7.1.1.	The basic conditions for the exercise of a member of the Audit Committee are:

a)
not to be, or not to have been, in the past (12) twelve months: (i) a director of the company or its affiliates; (ii) an employee of the company or its affiliates; (iii) responsible technician, director, manager, supervisor or any other member, with a managerial function, of the team involved in auditing work at the company or its affiliates; (iv) member of the Fiscal Council of the company or its affiliates; (v) controlling stockholder of the company or its affiliates; or (vi) a private individual owner of a direct or indirect stake higher than ten percent of the voting capital of the company or its affiliates;

b)	not to be a spouse, or family member in a direct or a collateral line or by affinity, up to twice removed, of the said persons in section “a”.’

IV – BOARD OF EXECUTIVE OFFICERS
To increase from 15 (fifteen) to 20 (twenty), the maximum limit of members of the Board of Executive Officers, Article 11 (11.1) of the bylaws to read as follows:

‘11.1.
The Board of Executive Officers shall comprise 5 (five) to 20 (twenty) members, to include the Chief Executive Officer, Senior Vice Presidents, Executive Vice Presidents, Executive Officers, Senior Managing Directors and Managing Directors, in accordance with what is decided by the Board of Directors when establishing these positions.’

V – RECOMPOSITION OF THE BOARD OF DIRECTOR
To recompose the Board of Directors of the company for terminating the current annual term of office, which shall end with the inauguration of the members of the Board elected by the Ordinary General Meeting of 2009.

Finally it is proposed to publish the minutes of the Meeting, omitting the names of the stockholders present as permitted by paragraph 2, Article 130 of Law 6,404/76.

This is the proposal which we have submitted for the examination of the Stockholders. São Paulo, ....”

The reading of the proposals having been concluded, the Vice Chairman Roberto Egydio Setubal discoursed at length on the corporate reorganization process as a result of the Itaú and Unibanco Association process. The Vice Chairman then notified the meeting that all the material serving as a basis for the operation (the studies, legal, accounting and financial opinions, reports, appraisals, financial statements) was available to the Directors and representatives of the specialized company, Morgan Stanley, responsible for the fairness opinion, together with the engaged attorney, Dr. Paulo Cezar Aragão, were present to clarify eventual doubts as to the documentation.

Meeting of the Board of Directors of November 12, 2008	Page 5
BANCO ITAÚ HOLDING FINANCEIRA S.A.

The matter having been debated and clarifications provided, initially the Fiscal Council opined on the proposal to modify the capital stock, issuing the following opinion transcribed to the appropriate register:

“OPINION OF THE FISCAL COUNCIL

The Fiscal Council of the BANCO ITAÚ HOLDING FINANCEIRA S.A., meeting with its legal quorum present, examined the Proposal of the Board of Directors of this date, with respect to the incorporation of the shares representative of Banco Itaú S.A.’s capital, in order to reinstate the company as a wholly owned subsidiary of this company pursuant to Article 252 of Law 6.404/76, and the consequent elevation of the capital stock. The Fiscal Council, understanding that the proposal is technically justified, agrees that it be submitted for the appreciation of the General Meeting. São Paulo-SP, November 12, 2008. (signed) Iran Siqueira Lima and Marcos de Andrade Reis Villela.”

Subsequently, the Chairman submitted the proposals to the Board of Directors for approval, verifying: (i) initially, the full and unanimous approval of the Independent Directors; (ii) the subsequent approval, also full and unanimous, of the External Directors; and, finally (iii) that the proposals were fully and unanimously approved by the remaining Directors, and the publication of the convening notices duly authorized.

Concluding the agenda, the Chairman explained that the resolutions of this meeting are subject to approval by the Meetings of the companies involved and ratification by the Central Bank of Brazil.

With no further items to discuss and as no one present desired to make any further statement, the Chairman requested that these minutes be drafted, read and signed by all, the meeting being declared concluded. São Paulo-SP, November 28, 2008. (signed) Carlos da Camara Pestana – Chairman; José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice Chairmen; Alcides Lopes Tápias, Alfredo Egydio Setubal, Fernão Carlos Botelho Bracher, Gustavo Jorge Laboissiere Loyola, Henri Penchas, Persio Arida, Ricardo Villela Marino, Roberto Teixeira da Costa, Sergio Silva de Freitas and Tereza Cristina Grossi Togni - Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer

PROTOCOL AND JUSTIFICATION FOR INCORPORATION OF
SHARES OF BANCO ITAÚ S.A. BY BANCO ITAÚ HOLDING FINANCEIRA S.A.

BANCO ITAÚ S.A., enrolled in the corporate taxpayers’ register (CNPJ) under number 60.701.190/0001-04 with its registered offices in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha 100, Torre Itaúsa, hereinafter denominated ITAUBANCO, and BANCO ITAÚ HOLDING FINANCEIRA S.A., enrolled in the corporate taxpayers’ register (CNPJ) under number 60.872.504/0001-23, with its registered offices in São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha 100, Torre Itaúsa, hereinafter denominated ITAÚ HOLDING, through the signatures of its legally constituted representatives, agree, in this act, to propose to its stockholders, in General Meetings which shall be held on November 28, 2008, the incorporation by ITAÚ HOLDING of 1,141,988,071 book entry shares, with no par value, the issue of ITAUBANCO, being 527,750,941 common and 614,237,130 preferred shares, in order to reinstate its condition as a wholly owned subsidiary of ITAÚ HOLDING, pursuant to Article 252 of Law 6.404/76, pursuant to the following basic points:

1.	JUSTIFICATION

1.1)
The incorporation of the shares of ITAUBANCO is justified given its role in the corporate reorganization process following the Association Agreement signed on November 3, 2008 by the controlling stockholders of ITAÚ and UNIBANCO, with a view to the unification of the financial operations and resulting administrative and financial efficiency, as such forming the largest financial private sector conglomerate in the Southern Hemisphere, the market capitalization of the new conglomerate endowing it with a capacity to compete in the international scenario with the major world banks.

2.	EVALUATION CRITERIA/SHARE SWAP RATIO

2.1)
The appointment of the specialized companies PricewaterhouseCoopers Auditores Independentes and Trevisan Auditores e Consultores Ltda., this appointment subject to ratification by the General Meeting of ITAÚ HOLDING, the said specialized companies having accepted the function and have already prepared the reports on which the incorporation of shares shall be based; the appointed companies have no conflict or communion of interests, current or potential, with the controlling stockholders of the company, or with respect to minority stockholders of the same, or in relation to the operation itself.

2.2)
The incorporation of the shares of ITAUBANCO by ITAÚ HOLDING shall be effected in the amount of R$ 12,005,539,762.00, equivalent to the book value of the shares of ITAUBANCO as of September 30, 2008, adjusted for subsequent events, in accordance with the appraisal undertaken by the specialized company PricewaterhouseCoopers Auditores Independentes (attached).

2.3)
The capital stock of ITAÚ HOLDING shall be increased from R$ 17,000,000,000.00 to R$ 29,000,000,000.00 and the amount of R$ 5,539,762.00 shall constitute a Capital Reserve – Premium on Subscription of Shares.

2.4)	ITAÚ HOLDING shall issue 1,141,988.071 new book entry shares, with no par value, being 527,750,941 common and 614,237,130 preferred shares, the current stockholders

PROTOCOL AND JUSTIFICATION FOR MERGER OF SHARES OF BANCO ITAÚ S.A. ON NOVEMBER 28, 2008	Page 2

enjoying no preemptive rights to subscribe the said shares pursuant to paragraph 1 of Article 252 of Law 6,404/76.

2.5)
These new shares of ITAÚ HOLDING shall be totally subscribed and paid in against verification to ITAÚ HOLDING of the 1,141,988,071 book entry shares, with no par value, the ownership of the remaining shareholders of ITAUBANCO, being 527,750,941 common and 614,237,130 preferred, all originating from the process of incorporation of the shares of ITAÚSA EXPORT S.A., E. JOHNSTON REPRESENTAÇÃO E PARTICIPAÇÕES S.A., UNIBANCO HOLDINGS S.A. and UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A., in preliminary General Meetings to be held on November  28, 2008.

2.6)
In this manner, the shareholding participations of the aforesaid stockholders of ITAUBANCO shall be substituted by book entry shares issued by ITAÚ HOLDING, at the ratio of 1(one) new share of ITAÚ HOLDING for every 1 (one) share of ITAUBANCO held, of the same type, with the total preservation of their investments, pursuant to the report prepared by the specialized company Trevisan Auditores e Consultores Ltda. (attached).

2.7)	Since the regulatory authorities must approve the incorporation of shares, the share swap shall be effected only on a date to be announced in due course by the companies.

2.8)	The new shares issued by ITAÚ HOLDING shall be fully entitled to the distribution of profits that may be declared as from November 28, 2008, inclusive.

3.	STATUTORY ALTERATIONS IN ITAÚ HOLDING

3.1)
The capital stock of ITAÚ HOLDING shall be increased from R$ 17,000,000,000.00 to R$ 29,000,000,000.00, to be represented by 4,155,396,563 book entry shares with no par value, being 2,081,169,523 common and 2,074,227,040 preferred shares, in this respect already considering the cancellation of 10,000,000 book entry preferred shares currently held as treasury stock, this proposal to be also submitted to the General Meeting of ITAÚ HOLDING;

3.2)
Consequently, the caption sentence to Article 3 of ITAÚ HOLDING’s corporate bylaws shall be altered to record the new composition of the capital stock, the said item in the bylaws to carry the following wording:

“Article 3 - CAPITAL AND SHARES – The subscribed and paid-in capital stock is R$ 29,000,000,000.00 (twenty-nine billion Reals), represented by 4,155,396,563 (four billion, one hundred and fifty-five million, three hundred and ninety-six thousand, five hundred and sixty-three) book entry shares, with no par value, being 2,081,169,523 (two billion, eighty-one million, one hundred and sixty-nine thousand, five hundred and twenty-three) common and 2,074,227,040 (two billion, seventy-four million, two hundred and twenty-seven thousand and forty) preferred shares, the latter having no voting rights but with the following advantages: I – priority in receiving the minimum non-cumulative annual dividend of R$ 0.022 per share, which shall be adjusted in the event of a stock split or reverse stock split; II – in the event of a sale of the company’s controlling stake, the right to be included in the public offering of shares, thus

PROTOCOL AND JUSTIFICATION FOR MERGER OF SHARES OF BANCO ITAÚ S.A. ON NOVEMBER 28, 2008	Page 3

assuring such shares the right to a price equal to 80% (eighty per cent) of the value paid per voting share to the controlling stockholders and guaranteeing a dividend at least equal to that of the common shares.”

4.	DISSENT

4.1)
The stockholders of ITAUBANCO and ITAÚ HOLDING, with rights of dissent from the resolutions of the Meetings that approve this act, shall be assured reimbursement of their shares, pursuant to the law, on the basis of the book value of the shares as at December 31, 2007, being R$ 4.67 for ITAUBANCO, relative to the stockholding position of November 28, 2008 with respect to the common and preferred shares, and R$ 10.61 per common share of ITAÚ HOLDING with respect to the closing stockholding position on October 31, 2008.

5.	OTHER CONSIDERATIONS

5.1)
The expected cost for concluding the operation, in addition to that with respect to the legal corporate acts, shall be largely limited to expenditures with external consultants, experts and auditors, and estimated at R$ 25 million.

5.2)
The corporate and negotiated acts prior to the operations shall be limited to the approval of this document, the signing of the Association Agreement and the engagement of auditors, appraisers, attorneys and other technical professionals in an advisory capacity for the operation;

5.3)	With the exception of the Central Bank of Brazil, the operation has not been, neither shall it be, submitted for approval of other regulatory or antitrust authorities, either Brazilian or foreign.

5.4)	This act and all the other documentation relative to the incorporation shall be held at the disposal of the stockholders at the respective corporate head offices.

And in witness whereof, the parties hereto execute this Protocol and Justification for Incorporation in 6 (six) counterparts of equal content and form, in the presence of the witnesses identified below, all present. São Paulo (SP), November 12, 2008. Banco Itaú S.A. (signed) Silvio Aparecido de Carvalho and Miguel Burgos Neto – Executive Officer and Managing Director, respectively; Banco Itaú Holding Financeira S.A. (signed) Alfredo Egydio Setubal and Marco Antonio Antunes – Executive Vice President and Managing Director, respectively; Witnesses: …